UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Completion of sale of the SUSE Business, dated 15 March 2019

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO, OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

15 March 2019

Micro Focus International plc

Completion of sale of the SUSE Business and proposed return of value to shareholders

Micro Focus International plc ("Micro Focus" or "the Group", LSE: MCRO.L, NYSE: MFGP), the international software product group, is pleased to announce the completion of the disposal of the SUSE business (the "Disposal") and a proposed return of value to shareholders by way of a B share scheme.

The proposed sale of the SUSE business was first announced on 2 July 2018 and subsequently approved by shareholders at the general meeting held on 21 August 2018. The Disposal has now completed, within the time frame first announced in July 2018, and the proceeds have been received.

Taking into account the ongoing share buy-back of $110m, the Board intends to return the substantial majority of the after-tax proceeds from the Disposal (currently estimated to be approximately $2.1 billion) to shareholders, after allowing for any required debt repayments, the level of which is currently being determined.

The Board expects to implement the return of value by way of a B share scheme which will enable all shareholders (including ADR holders) to participate equally in the return of value. A circular containing details of the return of value and a notice of general meeting of the Company's shareholders (the "General Meeting") is expected to be posted to shareholders at the beginning of April with the General Meeting being held in late April. It is also expected that, subject to shareholder approval, completion of the return of value and the associated share consolidation will take place shortly following the General Meeting and settlement will take place during May.

Stephen Murdoch, CEO Micro Focus, commented: "This disposal demonstrates our relentless focus on our strategy of delivering value through a portfolio approach to software management. SUSE generated just 20 percent of the Attachmate Group's total revenues when we acquired this group for $2.35 billion in November 2014.  The sale price of $2.535 billion for SUSE reflects an excellent return on the investments we have made to support and grow this business during the past four years, and we are delighted to be in a position to return the substantial majority of that to our shareholders."

Micro Focus	Tel: +44 (0) 1635 32646
Kevin Loosemore, Executive Chairman
Stephen Murdoch, Chief Executive Officer
Brian McArthur-Muscroft, Chief Financial Officer
Tim Brill, IR Director

Powerscourt	Tel: +44 (0) 20 7250 1446
Elly Williamson
Celine MacDougall

For further information, please contact:

Notes to Editors:

About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

IMPORTANT NOTICE

This announcement has been issued by and is the sole responsibility of Micro Focus. The information contained in this announcement is for background purposes only and does not purport to be full or complete. The information in this announcement is subject to change.

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities pursuant to this announcement or otherwise.

This announcement has been prepared in accordance with English law, the EU Market Abuse Regulation and the Disclosure Guidance and Transparency Rules of the UKLA and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England.

The release, publication or distribution of this announcement in, into or from jurisdictions outside the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 15 March 2019

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer